Item 22: Clearance and Settlement

a. *Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).*

ILLC is a self-clearing broker and a member of the National Securities Clearing Corporation ("**NSCC**") and the Depository Trust Company ("**DTC**"). ILLC becomes a counterparty to each side of any transaction executed on the ATS. ILLC does not custody funds or securities for Subscribers and settles all transactions effected on the ATS with the Subscriber or the Subscriber's custodian, prime broker or other settlement agent, in accordance with settlement instructions provided by the Subscriber to ILLC. For Subscribers settling via the facilities of the NSCC, ILLC submits each transaction to the NSCC for clearance (either for trade matching with the NSCC member contra or on a locked-in basis, such as through a Qualified Special Representative arrangement), with the legal obligation for settlement of the transaction transferring from ILLC to NSCC once NSCC has novated the submitted transaction and final settlement through the facilities of the DTC. For Subscribers settling via the facilities of the DTC, ILLC submits transaction information to ~~OMGEO or~~ DTC for affirmation prior to final settlement via the facilities of the DTC.

In a few circumstances, ILLC gives up trades in real time to the client's clearing broker to settle the transaction.

ILLC utilizes certain Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.